Exhibit 21.1

SEQUIAM CORPORATION SUBSIDIARIES

LIST OF SUBSIDIARIES

Listed below are the subsidiaries of Sequiam Corporation as of April 12, 2007.

Sequiam Software, Inc.	United States

Sequiam Sports, Inc.	United States

Sequiam Biometrics, Inc.	United States

Sequiam Education, Inc.	United States

Fingerprint Detection Technologies, Inc.	United States

Constellation Biometrics Corporation	United States

Biometric Security (PTY) LTD. (a/k/a Biometrics.co.za)	South Africa

Sequiam East, Inc.	China